SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12 (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GLOBALSCAPE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	74-2785449
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:	Name of each exchange on which each class is to be registered:

Common Stock, par value $0.001 per share	The American Stock Exchange
(Title of Class)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration file number to which this form relates:                               (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Item 1.    Description of Securities to be Registered.

General

The class of securities to be registered hereby is the common stock, par value $0.001 per share, of GlobalSCAPE, Inc.  The following is a description of the common stock of GlobalSCAPE.

GlobalSCAPE is authorized to issue 40,000,000 shares of common stock, par value $0.001 per share.  At July 16, 2007, there were 17,232,256 shares of GlobalSCAPE common stock issued and outstanding.  Holders of the common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors.  Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by GlobalSCAPE.  GlobalSCAPE’s Certificate of Incorporation and Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms.

Holders of the common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor.  Under the terms of GlobalSCAPE’s revolving credit facility, GlobalSCAPE may not pay dividends on shares of the common stock.  In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of GlobalSCAPE’s assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of Preferred Stock.  All of the outstanding shares of the common stock are fully paid and nonassessable.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

As a result of our Board of Directors being divided into three classes, approximately one-third of the Board of Directors will be elected each year.  Our Certificate of Incorporation and Bylaws provide that the Board of Directors will consist of not less than three nor more than twelve members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office.  The Board of Directors, and not the stockholders, has the authority to determine the number of directors, and could prevent any stockholder from obtaining majority representation on GlobalSCAPE’s Board of Directors by enlarging the Board of Directors and by filling the new directorships with the stockholder’s own nominees.  In addition, directors may be removed by the stockholders only for cause.

Our Certificate of Incorporation and Bylaws provide that special meetings of stockholders of GlobalSCAPE may be called only by the Chairman of the Board, the President or a majority of the members of the Board of Directors.  This provision may make it more difficult for stockholders to take actions opposed by the Board of Directors.

Our Certificate of Incorporation and Bylaws provide that any action required to be taken or which may be taken by holders of GlobalSCAPE common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders.  These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above.  The provisions of the Certificate of Incorporation and Bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of GlobalSCAPE from using the written consent procedure to take stockholder action and taking action by consent without giving all the stockholders of GlobalSCAPE entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

In addition to the provisions of our Certificate of Incorporation and Bylaws described above, certain provisions of Delaware law could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of GlobalSCAPE to first negotiate with our board of directors.

GlobalSCAPE is subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•                       prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•                       upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                       on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•                       any merger or consolidation involving the corporation and the interested stockholder;

•                       any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                       subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                       any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                       the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Item 2.    Exhibits.

3.1                                Amended and Restated Certificate of Incorporation of GlobalSCAPE. (Filed as Exhibit 3.1 to Form 8-K filed November 17, 2006)

3.2                                Amended and Restated Bylaws of GlobalSCAPE effective as of November 13, 2006 (Filed as Exhibit 3.2 to Form 8-K filed November 17, 2006).

4.1                                Specimen Common Stock Certificate of GlobalSCAPE.  (Filed as Exhibit 4.1 to the Registration Statement on Form 10 dated May 12, 2000).

4.2                                Form of Common Stock Purchase Warrant (Filed as Exhibit 10.2 to Form 8-K filed November 17, 2006).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2007.

GLOBALSCAPE, INC.

	By:	/s/ Charles R. Poole
Charles R. Poole
President and Chief Executive Officer